Exhibit 99.1

[FORM OF WARRANT]

DRAGONWAVE INC.

WARRANT TO PURCHASE COMMON SHARES

Warrant No.:

Date of Issuance: September [  ], 2013 (“Issuance Date”)

DRAGONWAVE INC., a corporation incorporated under the laws of Canada (the “Company”), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, [                   ], the registered holder hereof or its permitted assigns (the “Holder”), is entitled, subject to the terms set forth below, to purchase from the Company, at the Exercise Price (as defined below) then in effect (or upon a Cashless Exercise (as defined below)), upon exercise of this Warrant to Purchase Common Shares (including any Warrants to Purchase Common Shares issued in exchange, transfer or replacement hereof, the “Warrant”), at any time or times on or after the Issuance Date, but not after 5:00 p.m., New York time, on the Expiration Date (as defined below), [                            ] (subject to adjustment as provided herein) fully paid and nonassessable Common Shares (as defined below) (the “Warrant Shares”). Except as otherwise defined herein, capitalized terms in this Warrant shall have the meanings set forth in Section 16. This Warrant is one of the Warrants to Purchase Common Shares (the “Warrants”) issued pursuant to (i) Section [     ] of that certain Underwriting Agreement, dated as of September [  ], 2013, by and among the Company and the underwriters referred to therein, as amended from time to time (the “Underwriting Agreement”); (ii) the Company’s short form base shelf prospectus dated August 29, 2013 as supplemented by a prospectus supplement dated September [     ], 2013; and (iii) the Company’s Registration Statement on Form F-10 (File number 333-190674), as amended.

1.                                      EXERCISE OF WARRANT.

(a)                                 Mechanics of Exercise.  Subject to the terms and conditions hereof (including, without limitation, the limitations set forth in Section 1(f)), this Warrant may be exercised by the Holder on any day on or after the Issuance Date (each, an “Exercise Date”), in whole or in part (provided that if exercised in part, such exercise shall be for a number of Warrant Shares not less than the lesser of (i) 25,000 Warrant Shares (as adjusted for share splits, share dividends, recapitalizations and similar events), and (ii) the remaining number of Warrant Shares unexercised hereunder), by delivery (whether via facsimile or otherwise) of a written notice, in the form attached hereto as Exhibit A (the “Exercise Notice”), of the Holder’s election to exercise this Warrant.  Within one (1) Trading Day following an exercise of this Warrant as aforesaid, the Holder shall deliver payment to the Company of an amount equal to the Exercise Price in effect on the date of such exercise multiplied by the number of Warrant Shares as to which this Warrant was so exercised (the “Aggregate Exercise Price”) in cash or via wire transfer of immediately available funds if the Holder did not notify the Company in such Exercise Notice that such exercise was made pursuant to a Cashless Exercise (as defined in Section 1(d)).  The Holder shall not be required to deliver the original of this Warrant in order to effect an exercise hereunder.  Execution and delivery of an Exercise Notice with respect to less than all of the Warrant Shares shall have the same effect as cancellation of the original of this Warrant and issuance of a new Warrant evidencing the right to purchase the remaining number of Warrant Shares.  Execution and delivery of an Exercise Notice for all of the then-remaining Warrant Shares shall have the same effect as cancellation of the original of this Warrant after delivery of the Warrant Shares in accordance with the terms hereof.  The Holder shall use commercially reasonable efforts to deliver to the Company the original of this Warrant within three (3) Trading Days following the date of final exercise of this Warrant.  On or before the first (1st) Trading Day following the date on which the Company has received an Exercise Notice, the Company shall transmit by facsimile an acknowledgment of confirmation of receipt of such Exercise Notice, in the form attached hereto as Exhibit B, to the Holder and the Company’s transfer agent (the “Transfer Agent”). On or before the later of (i) the third (3rd) Trading Day following the date on which the Company has received such Exercise Notice and (ii) the second (2nd) Trading Day following the payment of the Aggregate Exercise Price by the Holder, the Company shall cause its Transfer Agent to (X) provided that the Transfer Agent is participating in The Depository Trust Company (“DTC”) Fast Automated Securities Transfer Program, upon the request of the Holder, credit such aggregate number of Common Shares to which the Holder is entitled pursuant to such exercise to the Holder’s or its designee’s balance account with DTC through its Deposit/Withdrawal at Custodian system, or (Y) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, issue and deliver to the Holder or, at the Holder’s instruction pursuant to the Exercise Notice, the Holder’s agent or designee, in each case pursuant to this clause (Y), sent by reputable overnight courier to the address as specified in the applicable Exercise Notice, a certificate, registered in the Company’s share register in the name of the Holder or its designee (as indicated in the applicable Exercise Notice), for the number of Common Shares to which the Holder is entitled pursuant to such exercise.  Upon delivery of an Exercise Notice, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date such Warrant Shares are credited to the Holder’s DTC account or the date of delivery of the certificates evidencing such Warrant Shares (as the case may be).  If this Warrant is submitted in connection with any exercise pursuant to this Section 1(a) and the number of Warrant Shares represented by this Warrant submitted for exercise is greater than the number of Warrant Shares being acquired upon an exercise, then, at the request of the Holder, the Company shall as soon as practicable and in no event later than three (3) Business Days after any exercise and at its own expense, issue and deliver to the Holder (or its designee) a new Warrant (in accordance with Section 7(d)) representing the right to purchase the number of Warrant Shares purchasable immediately prior to such exercise under this Warrant, less the number of Warrant Shares with respect to which this Warrant is exercised.  No fractional Common Shares are to be issued upon the exercise of this Warrant, but rather the number of Common Shares to be issued shall be rounded up to the nearest whole number.  The Company shall pay any and all fees which may be payable with respect to the issuance and delivery of the Warrant Shares upon exercise of this Warrant.  Notwithstanding the foregoing, except in the case where an exercise of this Warrant is validly made pursuant to a Cashless Exercise (as defined in Section 1(d)), the Company’s failure to deliver Warrant Shares to the Holder on or prior to the second (2nd) Trading Day after the Company’s receipt of the Aggregate Exercise Price shall not be deemed to be a breach of this Warrant.

(b)                                 Exercise Price.  For purposes of this Warrant, “Exercise Price” means $[      ], subject to adjustment as provided herein.

(c)                                  Company’s Failure to Timely Deliver Securities.  If the Company shall fail, for any reason or for no reason, to issue to the Holder within the later of (i) three (3) Trading Days after receipt of the applicable Exercise Notice and (ii) two (2) Trading Days after the Company’s receipt of the Aggregate Exercise Price (or valid notice of a Cashless Exercise) (such later date, the “Share Delivery Deadline”), a certificate for the number of Common Shares to which the Holder is entitled and register such Common Shares on the Company’s share register or to credit the Holder’s balance account with DTC for such number of Common Shares to which the Holder is entitled upon the Holder’s exercise of this Warrant (as the case may be) (a “Delivery Failure”), and if on or after such Share Delivery Deadline the Holder purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of all or any portion of the number of Common Shares issuable upon such exercise that the Holder so anticipated receiving from the Company, then, in addition to all other remedies available to it, the Company shall, within three (3) Business Days after the Holder’s request and in the Holder’s discretion, either (i) pay cash to the Holder in an amount equal to 100% of the Holder’s total purchase price (including brokerage commissions and other out-of-pocket expenses, if any) for the Common Shares so purchased (including, without limitation, by any other Person in respect, or on behalf, of the Holder) (the “Buy-In Price”), at which point the Company’s obligation to so issue and deliver such certificate or credit the Holder’s balance account with DTC for the number of Common Shares to which the Holder is entitled upon the Holder’s exercise hereunder (as the case may be) (and to issue such Common Shares) shall terminate, or (ii) promptly honor its obligation to so issue and deliver to the Holder a certificate or certificates representing such Common Shares or credit the Holder’s balance account with DTC for the number of Common Shares to which the Holder is entitled upon the Holder’s exercise hereunder (as the case may be) and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of Common Shares multiplied by (B) the lowest Closing Sale Price of the Common Shares on any Trading Day during the period commencing on the date of the applicable Exercise Notice and ending on the date immediately preceding the date of such issuance and payment under this clause (ii).

(d)                                 Cashless Exercise.  Notwithstanding anything contained herein to the contrary (other than Section 1(f) below), the Holder may, in its sole discretion, exercise this Warrant in whole or in part and, in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the Aggregate Exercise Price, elect instead to receive upon such exercise the “Net Number” of Common Shares (the “Net Number”) determined according to the following formula (a “Cashless Exercise”):

Net Number =	(A x B) - (A x C)
D

For purposes of the foregoing formula:

A = the total number of shares with respect to which this Warrant is then being exercised.

B = the quotient of (x) the sum of the VWAP of the Common Shares of each of the ten (10) Trading Days ending at the close of business on the Principal Market immediately prior to the time of exercise as set forth in the applicable Exercise Notice, divided by (y) ten (10).

C = the Exercise Price then in effect for the applicable Warrant Shares at the time of such exercise.

D = the lower of (x) as applicable, (i) the Closing Sale Price of the Common Shares on the Trading Day immediately preceding the date of the applicable Exercise Notice if such Exercise Notice is (1) both executed and delivered pursuant to Section 1(a) hereof on a day that is not a Trading Day or (2) both executed and delivered pursuant to Section 1(a) hereof on a Trading Day prior to the opening of “regular trading hours” (as defined in Rule 600(b)(64) of Regulation NMS promulgated under the federal securities laws) on such Trading Day, and (ii) the Closing Sale Price of the Common Shares on the date of the applicable Exercise Notice if the date of such Exercise Notice is a Trading Day and such Exercise Notice is both executed and delivered pursuant to Section 1(a) hereof during such Trading Day or after the close of “regular trading hours” on such Trading Day, (y) the VWAP of the Common Shares at the close of business on the Principal Market on the Trading Day immediately prior to the applicable Exercise Date, and (z) the quotient of (A) the sum of the VWAP of the Common Shares of each of the ten (10) Trading Days ending at the close of business on the Principal Market immediately prior to the time of exercise as set forth in the applicable Exercise Notice, divided by (B) ten (10).

Notwithstanding the foregoing, if on any applicable Exercise Date that is (i) after the earlier of (A) the 50th calendar day following the Issuance Date, and (B) the date that there has been any Company press release that includes an announcement that is material and adverse to the  Company that results in one of the following (x) if such Company press release is made prior to 9:30 a.m. New York time or after 4:00 p.m. New York time on any Trading Day or during any day that is not a Trading Day, a decline of at least 20% of the value of the Common Shares measured from the last Closing Sale Price immediately prior to the time of the press release to the next Closing Sale Price immediately following such press release, (y) if the Company’s press release is made during normal business hours of the Principal Market during any Trading Day and there does not occur a halt of trading of the Common Shares on such Trading Day or a trading halt occurs and ends with enough time during such Trading Day to allow at least one hour of uninterrupted trading after the press release, a decline of at least 20% of the value of the Common Shares measured from the VWAP (calculated during the period beginning at the opening of trading on the date of the press release and ending at the time of the press release) to the next Closing Sale Price immediately following such press release, or (z) if the Company’s press release is made during normal business hours of the Principal Market during any Trading Day and there is a halt of trading of the Common Shares on such Trading Day and such halt does not end with enough time during such Trading day to allow at least an hour of uninterrupted trading following the press release, a decline of at least 20% of the value of the Common Shares measured from the VWAP (calculated during the period beginning at 9:30 a.m. New York time on the date of such press release and ending at the time of the press release) to the Closing Sale Price on the Trading Day following the Trading Day of the press release (such earlier date as between (A) and (B) being the “Cashless Exercise Beginning Date”), but (ii) on or prior to the eleven (11) month anniversary of the Cashless Exercise Beginning Date, the Market Price is less than the Initial Per Share Purchase Price, then the Holder may, in its sole discretion, exercise this Warrant in whole or in part and, in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the Aggregate Exercise Price, elect instead to receive upon such exercise the sum of (x) the greater of (A) zero (0) and (B) the applicable Net Number and (y) the Adjusted Net Number.

(e)                                  Disputes.  In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the number of Warrant Shares to be issued pursuant to the terms hereof, the Company shall promptly issue to the Holder the number of Warrant Shares that are not disputed and resolve such dispute in accordance with Section 13.

(f)                                   Limitations on Exercises.  Notwithstanding anything to the contrary contained in this Warrant (other than Section 17 hereof), this Warrant shall not be exercisable by the Holder hereof to the extent (but only to the extent) that after giving effect to such exercise the Holder (together with any of its affiliates) would beneficially own (x) for purposes of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and (y) for purposes of Part XXI and Section 102.1 of the Securities Act (Ontario), in excess of 9.99% (the “Maximum Percentage”) of the Common Shares.  To the extent the above limitation applies, the determination of whether this Warrant shall be exercisable (vis-à-vis other convertible, exercisable or exchangeable securities owned by the Holder or any of its affiliates) and of which such securities shall be convertible, exercisable or exchangeable (as the case may be, as among all such securities owned by the Holder) shall, subject to such Maximum Percentage limitation, be determined on the basis of the first submission to the Company for conversion, exercise or exchange (as the case may be).  No prior inability to exercise this Warrant pursuant to this paragraph shall have any effect on the applicability of the provisions of this paragraph with respect to any subsequent determination of exercisability.  For the purposes of this paragraph, beneficial ownership and all determinations and calculations (including, without limitation, with respect to calculations of percentage ownership) (1) pursuant to the 1934 Act shall be determined in accordance with Section 13(d) of the 1934 Act and the rules and regulations promulgated thereunder, and (2) pursuant to the Securities Act (Ontario) shall be determined in accordance with section 102.1 of the Securities Act (Ontario).  For purposes of this Warrant, in determining the number of outstanding Common Shares, the Holder may rely on the number of outstanding Common Shares as reflected in (1) the Company’s most recent Form 40-F, Current Report on Form 6-K or other public filing with the Securities and Exchange Commission or the Canadian Securities Administrators, as the case may be, (2) a more recent public announcement by the Company or (3) any other notice by the Company or the Transfer Agent setting forth the number of Common Shares outstanding.  The provisions of this paragraph shall be implemented in a manner otherwise than in strict conformity with the terms of this paragraph to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Maximum Percentage beneficial ownership limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such Maximum Percentage limitation.  The limitations contained in this paragraph shall apply to a successor Holder of this Warrant.  The holders of Common Shares shall be third party beneficiaries of this paragraph and the Company may not waive this paragraph without the consent of holders of a majority of its Common Shares.  For any reason at any time, upon the written or oral request of the Holder, the Company shall within one (1) Business Day confirm orally and in writing to the Holder the number of Common Shares then outstanding, including by virtue of any prior conversion or exercise of convertible or exercisable securities into Common Shares, including, without limitation, pursuant to this Warrant or securities issued pursuant to the Underwriting Agreement.  By written notice to the Company, any Holder may increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99% specified in such notice; provided that (i) any such increase will not be effective until the 61st day after such notice is delivered to the Company, and (ii) any such increase or decrease will apply only to the Holder sending such notice and not to any other holder of Warrants.

(g)                                  Insufficient Authorized Shares.  From and after the Issuance Date, the Company shall at all times keep reserved for issuance under this Warrant a number of Common Shares at least equal to 150% of the maximum number of Common Shares as shall be necessary to satisfy the Company’s obligation to issue Common Shares hereunder (without regard to any limitation otherwise contained herein with respect to the number of Common Shares that may be acquirable upon exercise of this Warrant).  From and after the Issuance Date, if, notwithstanding the foregoing, and not in limitation thereof, at any time while any of the Warrants remain outstanding the Company does not have a sufficient number of unreserved Common Shares to satisfy its obligation to reserve for issuance upon exercise of the Warrants at least a number of Common Shares (the “Required Reserve Amount”) equal to the number of Common Shares as shall from time to time be necessary to effect the exercise of all of the Warrants then outstanding (an “Authorized Share Failure”), then the Company shall immediately take all action reasonably necessary to increase the Company’s authorized Common Shares to an amount sufficient to allow the Company to reserve the Required Reserve Amount for all the Warrants then outstanding.  Without limiting the generality of the foregoing sentence, as soon as practicable after the date of the occurrence of an Authorized Share Failure, but in no event later than sixty (60) days after the occurrence of such Authorized Share Failure, the Company shall hold a meeting of its shareholders for the approval of an increase in the number of authorized Common Shares.  In connection with such meeting, the Company shall provide each shareholder with a management information circular and shall use its reasonable best efforts to solicit its shareholders’ approval of such increase in authorized Common Shares and to cause its board of directors to recommend to the shareholders that they approve such proposal.  In the event that the Company is prohibited from issuing Common Shares upon an exercise of this Warrant due to the failure by the Company to have sufficient Common Shares available out of the authorized but unissued Common Shares (such unavailable number of Common Shares, the “Authorization Failure Shares”), in lieu of delivering such Authorization Failure Shares to the Holder, the Company shall pay cash in exchange for the cancellation of such portion of this Warrant exercisable into such Authorized Failure Shares at a price equal to the sum of (i) the product of (x) such number of Authorization Failure Shares and (y) the greatest Closing Sale Price of the Common Shares on any Trading Day during the period commencing on the date the Holder delivers the applicable Exercise Notice with respect to such Authorization Failure Shares to the Company and ending on the date immediately preceding the date of such issuance and payment under this Section 1(g) and (ii) to the extent the Holder purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of Authorization Failure Shares, any brokerage commissions and other out-of-pocket expenses, if any, of the Holder incurred in connection therewith.  The Holder acknowledges that no action of the Company is required under this Section 1(g) with respect to authorizing Common Shares so long as the Company has an unlimited number of authorized Common Shares.

(h)                                 In addition to Section 1(g), in the event that the Company does not issue Common Shares upon an exercise of this Warrant due to any other reason than as set forth in Section 1(g) (such number of Common Shares, the “Issuance Failure Shares”), in lieu of delivering such Issuance Failure Shares to the Holder, the Company shall pay cash in exchange for the cancellation of such portion of this Warrant exercisable into such Issuance Failure Shares at a price equal to the sum of (i) the product of (x) such number of Issuance Failure Shares and (y) the greatest Closing Sale Price of the Common Shares on any Trading Day during the period commencing on the date the Holder delivers the applicable Exercise Notice with respect to such

Issuance Failure Shares to the Company and ending on the date immediately preceding the date of such issuance and payment under this Section 1(h), plus (ii) to the extent the Holder purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of Issuance Failure Shares, any brokerage commissions and other out-of-pocket expenses, if any, of the Holder incurred in connection therewith, and less (iii) the Aggregate Exercise Price with respect to such Issuance Failure Shares.  This Section 1(h) shall not apply if the reason that the Company has not issued the Common Shares on the exercise of the Warrant is the Holder’s failure to provide required notifications and/or receive required approvals for the exercise under the Competition Act (Canada) or the Investment Canada Act.

2.                                      ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF WARRANT SHARES.  The Exercise Price and number of Warrant Shares issuable upon exercise of this Warrant are subject to adjustment from time to time as set forth in this Section 2.

(a)                                 Stock Dividends and Splits.  Without limiting any provision of Section 2(b) or Section 4, if the Company, at any time on or after the date of the Underwriting Agreement, (i) pays a stock dividend on one or more classes of its then outstanding Common Shares or otherwise makes a distribution on any class of capital stock that is payable in Common Shares, (ii) subdivides (by any share split, share dividend, recapitalization or otherwise) one or more classes of its then outstanding Common Shares into a larger number of shares or (iii) combines (by combination, reverse share split or otherwise) one or more classes of its then outstanding Common Shares into a smaller number of shares, then in each such case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of Common Shares outstanding immediately before such event and of which the denominator shall be the number of Common Shares outstanding immediately after such event.  Any adjustment made pursuant to clause (i) of this paragraph shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution, and any adjustment pursuant to clause (ii) or (iii) of this paragraph shall become effective immediately after the effective date of such subdivision or combination.  If any event requiring an adjustment under this paragraph occurs during the period that an Exercise Price is calculated hereunder, then the calculation of such Exercise Price shall be adjusted appropriately to reflect such event.

(b)                                 Adjustment Upon Issuance of Common Shares.  If and whenever on or after the date of the Underwriting Agreement, the Company issues or sells, or in accordance with this Section 2(b) and/or Section 2(f) is deemed to have issued or sold, any Common Shares (including the issuance or sale of Common Shares owned or held by or for the account of the Company, but excluding any Excluded Securities issued or sold or deemed to have been issued or sold) for a consideration per share (the “New Issuance Price”) less than a price equal to the Exercise Price in effect immediately prior to such issue or sale or deemed issuance or sale (such Exercise Price then in effect is referred to as the “Applicable Price”) (the foregoing a “Dilutive Issuance”), then immediately after such Dilutive Issuance, the Exercise Price then in effect shall be reduced to the New Issuance Price.  For all purposes of the foregoing (including, without limitation, determining the adjusted Exercise Price and consideration per share under this Section 2(b)), the following shall be applicable:

(i)                                     Issuance of Options.  If the Company in any manner grants or sells any Options (other than Options that qualify as Excluded Securities) and the lowest price per share for which one Common Share is issuable upon the exercise of any such Option or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting or sale of such Option for such price per share.  For purposes of this Section 2(b)(i), the “lowest price per share for which one Common Share is issuable upon the exercise of any such Options or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option” shall be equal to (1) the lower of (x) the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one Common Share upon the granting or sale of such Option, upon exercise of such Option and upon conversion, exercise or exchange of any Convertible Security issuable upon exercise of such Option and (y) the lowest exercise price set forth in such Option for which one Common Share is issuable upon the exercise of any such Options or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option minus (2) the sum of all amounts paid or payable to the holder of such Option (or any other Person) upon the granting or sale of such Option, upon exercise of such Option and upon conversion, exercise or exchange of any Convertible Security issuable upon exercise of such Option plus the value of any other consideration received or receivable by, or benefit conferred on, the holder of such Option (or any other Person).  Except as contemplated below, no further adjustment of the Exercise Price shall be made upon the actual issuance of such Common Shares or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such Common Shares upon conversion, exercise or exchange of such Convertible Securities.

(ii)                                  Issuance of Convertible Securities.  If the Company in any manner issues or sells any Convertible Securities (other than Convertible Securities that qualify as Excluded Securities) and the lowest price per share for which one Common Share is issuable upon the conversion, exercise or exchange thereof is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance or sale of such Convertible Securities for such price per share.  For the purposes of this Section 2(b)(ii), the “lowest price per share for which one Common Share is issuable upon the conversion, exercise or exchange thereof” shall be equal to (1) the lower of (x) the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to one Common Share upon the issuance or sale of the Convertible Security and upon conversion, exercise or exchange of such Convertible Security and (y) the lowest conversion price set forth in such Convertible Security for which one Common Share is issuable upon conversion, exercise or exchange thereof minus (2) the sum of all amounts paid or payable to the holder of such Convertible Security (or any other Person) upon the issuance or sale of such Convertible Security plus the value of any other consideration received or receivable by, or benefit conferred on, the holder of such Convertible Security (or any other Person).  Except as contemplated below, no further adjustment of the Exercise Price shall be made upon the actual issuance of such Common Shares upon conversion, exercise or exchange of such Convertible Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of this Warrant has been or is to be made pursuant to other provisions of this

Section 2(b), except as contemplated below, no further adjustment of the Exercise Price shall be made by reason of such issue or sale.

(iii)                               Change in Option Price or Rate of Conversion.  If the purchase or exercise price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exercise or exchange of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exercisable or exchangeable for Common Shares increases or decreases at any time, the Exercise Price in effect at the time of such increase or decrease shall be adjusted to the Exercise Price which would have been in effect at such time had such Options or Convertible Securities provided for such increased or decreased purchase price, additional consideration or increased or decreased conversion rate, as the case may be, at the time initially granted, issued or sold.  For purposes of this Section 2(b)(iii), if the terms of any Option or Convertible Security that was outstanding as of the date of issuance of this Warrant are increased or decreased in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Common Shares deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such increase or decrease.  Notwithstanding anything to the contrary herein, no adjustment pursuant to this Section 2(b) shall be made if such adjustment would result in an increase of the Exercise Price then in effect.

(iv)                              Calculation of Consideration Received.  If any Option and/or Convertible Security and/or Adjustment Right is issued in connection with the issuance or sale or deemed issuance or sale of any other securities of the Company (as determined by the Holder, the “Primary Security”, and such Option and/or Convertible Security and/or Adjustment Right, the “Secondary Securities”), together comprising one integrated transaction, the consideration per Common Share with respect to such Primary Security shall be deemed to be equal to the difference of (x) the lowest price per share for which one Common Share was issued in such integrated transaction (or was deemed to be issued pursuant to Section 2(b)(i) or 2(b)(ii) above, as applicable) solely with respect to such Primary Security, minus (y) with respect to such Secondary Securities, the sum of (I) the Black Scholes Consideration Value of each such Option, if any, (II) the fair market value (as determined by the Holder) or the Black Scholes Consideration Value, as applicable, of such Adjustment Right, if any, and (III) the fair market value (as determined by the Holder) of such Convertible Security, if any, in each case, as determined on a per share basis in accordance with this Section 2(b)(iv).  If any Common Shares, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor (for the purpose of determining the consideration paid for such Common Shares, Option or Convertible Security, but not for the purpose of the calculation of the Black Scholes Consideration Value) will be deemed to be the net amount of consideration received by the Company therefor.  If any Common Shares, Options or Convertible Securities are issued or sold for a consideration other than cash (for the purpose of determining the consideration paid for such Common Shares, Option or Convertible Security, but not for the purpose of the calculation of the Black Scholes Consideration Value), the amount of such consideration received by the Company will be the fair value of such consideration, except where such consideration consists of publicly traded securities, in which case the amount of consideration received by the Company for such securities will be the arithmetic average of the VWAPs of such security for each of the five (5) Trading Days immediately preceding the date of receipt.  If any Common Shares, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity (for the purpose of determining the consideration paid for such Common Shares, Option or Convertible Security, but not for the purpose of the calculation of the Black Scholes Consideration Value), the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Common Shares, Options or Convertible Securities, as the case may be.  The fair value of any consideration other than cash or publicly traded securities (for the purpose of determining the consideration paid for such Common Shares, Option or Convertible Security, but not for the purpose of the calculation of the Black Scholes Consideration Value) will be determined jointly by the Company and the Holder.  If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the “Valuation Event”), the fair value of such consideration will be determined within five (5) Trading Days after the tenth (10th) day following such Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Holder.  The determination of such appraiser shall be final and binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.

(v)                                 Record Date.  If the Company takes a record of the holders of Common Shares for the purpose of entitling them (A) to receive a dividend or other distribution payable in Common Shares, Options or in Convertible Securities or (B) to subscribe for or purchase Common Shares, Options or Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the Common Shares deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase (as the case may be).

(c)                                  Number of Warrant Shares.  Simultaneously with any adjustment to the Exercise Price pursuant to paragraphs (a) or (f) of this Section 2, the number of Warrant Shares that may be purchased upon exercise of this Warrant shall be increased or decreased proportionately, so that after such adjustment the aggregate Exercise Price payable hereunder for the adjusted number of Warrant Shares shall be the same as the aggregate Exercise Price in effect immediately prior to such adjustment (without regard to any limitations on exercise contained herein).

(d)                                 RESERVED.

(e)                                  RESERVED.

(f)                                   Other Events.  In the event that the Company (or any Subsidiary) shall take any action to which the provisions hereof are not strictly applicable, or, if applicable, would not operate to protect the Holder from dilution or if any event occurs of the type contemplated by the provisions of this Section 2 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then the Company’s board of directors shall in good faith determine and implement an appropriate adjustment in the Exercise Price and the number of Warrant Shares (if applicable) so as to protect the rights of the Holder, provided that no such adjustment pursuant to this Section 2(f) will increase the Exercise Price or decrease the number of Warrant Shares as otherwise determined pursuant to this Section 2, provided further that if the Holder does not accept such adjustments as appropriately protecting its interests hereunder against such dilution, then the Company’s board of directors and the Holder shall agree, in good faith, upon an independent investment bank of nationally recognized standing to make such appropriate adjustments, whose determination shall be final and binding and whose fees and expenses shall be borne by the Company.

(g)                                  Calculations.  All calculations under this Section 2 shall be made by rounding to the nearest cent or the nearest 1/100th of a share, as applicable.  The number of Common Shares outstanding at any given time shall not include shares owned or held by or for the account of the Company, and the disposition of any such shares shall be considered an issue or sale of Common Shares.

3.                                      RIGHTS UPON DISTRIBUTION OF ASSETS.  In addition to any adjustments pursuant to Section 2 above, if the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Common Shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction), except to the extent an adjustment was already made pursuant to Section 2(a) above (a “Distribution”), at any time after the issuance of this Warrant, then, in each such case, the Company shall reserve and put aside the maximum Distribution amount the Holder would have been entitled to receive if the Holder had held the number of Common Shares acquirable upon complete exercise of this Warrant (without regard to any limitations on exercise hereof, including without limitation, the Maximum Percentage) immediately before the date on which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the participation in such Distribution.  Upon exercise of this Warrant, in whole or in part, the Company shall, contemporaneously with the delivery of the Warrant Shares, distribute to the Holder a pro rata portion of such Distribution based on the portion of the Warrant that has been exercised (provided, however, to the extent that the Holder’s right to participate in any such Distributions would result in the Holder exceeding the Maximum Percentage, then the Holder shall not be entitled to participate in such Distribution at such time and to such extent (or the beneficial ownership of any such Common Shares as a result of such Distribution to such extent) and such Distribution to such extent shall be held in abeyance for the benefit of the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Maximum Percentage, at which time or times the Holder shall be granted such Distribution (and any Distributions declared or made on such initial Distribution or on any subsequent Distribution to be held similarly in abeyance) to the same extent as if there had been no such limitation).  The Company agrees that, while its Common Shares are listed on the TSX, it shall not make any Distributions without the prior approval of TSX, which consent shall be required to approve the Distributions to the Holder contemplated pursuant to this Section 3.

4.                                      PURCHASE RIGHTS; FUNDAMENTAL TRANSACTIONS.

(a)                                 Purchase Rights.  In addition to any adjustments pursuant to Section 2 above, if at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of Common Shares (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of Common Shares acquirable upon complete exercise of this Warrant (without regard to any limitations on exercise hereof, including without limitation, the Maximum Percentage) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the grant, issue or sale of such Purchase Rights (provided, however, to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder exceeding the Maximum Percentage, then the Holder shall not be entitled to participate in such Purchase Right to such extent (or beneficial ownership of such Common Shares as a result of such Purchase Right to such extent) and such Purchase Right to such extent shall be held in abeyance for the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Maximum Percentage, at which time or times the Holder shall be granted such right (and any Purchase Right granted, issued or sold on such initial Purchase Right or on any subsequent Purchase Right to be held similarly in abeyance) to the same extent as if there had been no such limitation).  The Company agrees that, while its Common Shares are listed on the TSX, it shall not grant, issue or sell any Purchase Rights without the prior approval of TSX, which consent shall be required to approve the Holder’s right to participate in the Purchase Rights contemplated pursuant to this Section 4(a).

(b)                                 Fundamental Transactions.  Upon the consummation of any Fundamental Transaction, the Company or the Successor Entity (as the case may be) shall purchase and redeem from the Holder, and the Holder shall sell to the Company or the Successor Entity (as the case may be), this Warrant by paying to the Holder an amount in cash equal to the Black Scholes Value (the “Fundamental Transaction Redemption Price”), by wire transfer of U.S. dollars and immediately available funds, as soon as commercially practicable following the time of consummation of such Fundamental Transaction, but no later than the fifth (5th) Trading Day thereafter.  In the event the Company fails to pay the Fundamental Transaction Redemption Price in a timely manner in accordance with the foregoing, the Fundamental Transaction Redemption Price shall bear interest at the rate of two percent (2%) per month (prorated for partial months) until paid in full.  The Holder and Company agree that in the event of the Company’s redemption of any Warrant under this Section 4(b), the Holder’s damages would be uncertain and difficult to estimate because of the parties’ inability to predict future interest rates and the uncertainty of the availability of a suitable substitute investment opportunity for the Holder.  Accordingly, any redemption premium due under this Section 4(b) is intended by the parties to be, and shall be deemed, a reasonable estimate of the Holder’s actual loss of its investment opportunity and not as a penalty.  The payment by the Company to the Holder of the Fundamental Transaction Redemption Price and any interest required to be paid hereunder shall have the same effect as cancellation of the original of this Warrant after delivery to the Holder of the Fundamental Transaction Redemption Price and such interest in accordance with the terms hereof.  The Holder shall use commercially reasonable efforts to deliver to the Company or the Successor

Entity (as the case may be) the original of this Warrant within three (3) Trading Days after the receipt by the Holder of such payment.

5.                                      NONCIRCUMVENTION.  The Company hereby covenants and agrees that the Company will not, by amendment of its certificate of incorporation, bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, and will at all times in good faith carry out all the provisions of this Warrant and take all action as may be required to protect the rights of the Holder.  Without limiting the generality of the foregoing, the Company (i)  shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable Common Shares upon the exercise of this Warrant, and (ii) shall, so long as any of the Warrants are outstanding, take all action necessary to reserve and keep available out of its authorized and unissued Common Shares, solely for the purpose of effecting the exercise of the Warrants, the maximum number of Common Shares as shall from time to time be necessary to effect the exercise of the Warrants then outstanding (without regard to any limitations on exercise).

6.                                      WARRANT HOLDER NOT DEEMED A SHAREHOLDER.  Except as otherwise specifically provided herein, the Holder, solely in its capacity as a holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in its capacity as the Holder of this Warrant, any of the rights of a shareholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which it is then entitled to receive upon the due exercise of this Warrant.  In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a shareholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company.  Notwithstanding this Section 6, the Company shall provide the Holder with copies of the same notices and other information given to the shareholders of the Company generally, contemporaneously with the giving thereof to the shareholders.

7.                                      REISSUANCE OF WARRANTS.

(a)                                 Transfer of Warrant.  If this Warrant is to be transferred, the Holder shall surrender this Warrant to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Warrant (in accordance with Section 7(d)), registered as the Holder may request, representing the right to purchase the number of Warrant Shares being transferred by the Holder and, if less than the total number of Warrant Shares then underlying this Warrant is being transferred, a new Warrant (in accordance with Section 7(d)) to the Holder representing the right to purchase the number of Warrant Shares not being transferred.

(b)                                 Lost, Stolen or Mutilated Warrant.  Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this

Warrant (as to which a written certification and the indemnification contemplated below shall suffice as such evidence), and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary and reasonable form and, in the case of mutilation, upon surrender and cancellation of this Warrant, the Company shall execute and deliver to the Holder a new Warrant (in accordance with Section 7(d)) representing the right to purchase the Warrant Shares then underlying this Warrant.

(c)                                  Exchangeable for Multiple Warrants.  This Warrant is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Warrant or Warrants (in accordance with Section 7(d)) representing in the aggregate the right to purchase the number of Warrant Shares then underlying this Warrant, and each such new Warrant will represent the right to purchase such portion of such Warrant Shares as is designated by the Holder at the time of such surrender; provided, however, no warrants for fractional Common Shares shall be given.

(d)                                 Issuance of New Warrants.  Whenever the Company is required to issue a new Warrant pursuant to the terms of this Warrant, such new Warrant (i) shall be of like tenor with this Warrant, (ii) shall represent, as indicated on the face of such new Warrant, the right to purchase the Warrant Shares then underlying this Warrant (or in the case of a new Warrant being issued pursuant to Section 7(a) or Section 7(c), the Warrant Shares designated by the Holder which, when added to the number of Common Shares underlying the other new Warrants issued in connection with such issuance, does not exceed the number of Warrant Shares then underlying this Warrant), (iii) shall have an issuance date, as indicated on the face of such new Warrant which is the same as the Issuance Date, and (iv) shall have the same rights and conditions as this Warrant.

8.                                      NOTICES.  Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Warrant must be in writing and will be deemed to have been delivered:  (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party) or by electronic mail; or (iii) one Business Day after deposit with an overnight courier service, in each case properly addressed to the party to receive the same.  The addresses, facsimile numbers and email addresses for such communications shall be:

If to the Company:

DragonWave Inc.

411 Legget Drive, Suite 600

Ottawa, Ontario, K2K 3C9

Canada

Telephone:                                  (613) 599-9991

Facsimile:                                        [(   )   -    ]

Email:  [      ]@[       ].com

Attention:                                        [         ]

If to the Holder, to its address, facsimile number and email address set forth on the books and records of the Company.  The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Warrant, including in reasonable detail a description of such action and the reason therefor.  Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) promptly upon each adjustment of the Exercise Price and the number of Warrant Shares, setting forth in reasonable detail, and certifying, the calculation of such adjustment(s) and (ii) at least fifteen (15) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Shares, (B) with respect to any grants, issuances or sales of any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property to holders of Common Shares or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder and (iii) at least ten (10) Trading Days prior to the consummation of any Fundamental Transaction.  To the extent that any notice provided hereunder constitutes, or contains, material, non-public information regarding the Company or any of its Subsidiaries, the Company shall simultaneously file such notice with the SEC pursuant to a Current Report on Form 6-K.  It is expressly understood and agreed that the time of execution specified by the Holder in each Exercise Notice shall be definitive and may not be disputed or challenged by the Company.

9.                                      AMENDMENT AND WAIVER.  The Holder acknowledges and agrees that this Warrant is one of a series of Warrants issued pursuant to the Underwriting Agreement, and the provisions of this Warrant (other than Section 1(f)) may be amended or waived and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of (i) the Required Holders or (ii) with respect to this Warrant only, the Holder of this Warrant; provided that the Company shall not offer or pay any consideration (other than the reimbursement of legal fees) to any holder of any Warrant for any amendment or waiver of any such Warrant, or permission to take or omit to take any action, without the offering and paying the same or proportional consideration to all holders of Warrants and further provided that the written consent of the Required Holders shall be binding on all of Holders.  No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party.  The Company agrees that, while its Common Shares are listed on the TSX, it shall not amend any provisions of this Warrant without the prior approval of the TSX.

10.                               SEVERABILITY.  If any provision of this Warrant is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Warrant so long as this Warrant as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties.  The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

11.                               GOVERNING LAW.  This Warrant shall be governed by and construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Warrant shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.  The Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper.  The Company hereby appoints Corporation Service Company, with offices at 2711 Centerville Road, Suite 400, Wilmington, Delaware, 19808, as its agent for service of process in New York.  The Company hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address it set forth on the signature page hereto and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.  Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company’s obligations to the Holder or to enforce a judgment or other court ruling in favor of the Holder.  EACH OF THE COMPANY AND THE HOLDER HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS WARRANT OR ANY TRANSACTION CONTEMPLATED HEREBY.

12.                               CONSTRUCTION; HEADINGS.  This Warrant shall be deemed to be jointly drafted by the Company and the Holder and shall not be construed against any Person as the drafter hereof.  The headings of this Warrant are for convenience of reference and shall not form part of, or affect the interpretation of, this Warrant.

13.                               DISPUTE RESOLUTION.  In the case of a dispute as to the determination of the Exercise Price, the Closing Bid Price, the Closing Sale Price or fair market value or the arithmetic calculation of the number of Warrant Shares (as the case may be), the Company or the Holder (as the case may be) shall submit the disputed determinations or arithmetic calculations (as the case may be) via facsimile (i) within two (2) Business Days after receipt of the applicable notice giving rise to such dispute to the Company or the Holder (as the case may be) or (ii) if no notice gave rise to such dispute, at any time after the Holder learned of the circumstances giving rise to such dispute (including, without limitation, as to whether any issuance or sale or deemed issuance or sale was an issuance or sale or deemed issuance or sale of Excluded Securities).  If the Holder and the Company are unable to agree upon such determination or calculation (as the case may be) of the Exercise Price, the Closing Sale Price or fair market value or the number of

Warrant Shares (as the case may be) within three (3) Business Days of such disputed determination or arithmetic calculation being submitted to the Company or the Holder (as the case may be), then the Company shall, within two (2) Business Days submit via facsimile (a) the disputed determination of the Exercise Price, the Closing Bid Price, the Closing Sale Price or fair market value (as the case may be) to an independent, reputable investment bank selected by the Company and approved by the Holder or (b) the disputed arithmetic calculation of the number of Warrant Shares to the Company’s independent, outside accountant.  The Company shall cause at its expense the investment bank or the accountant (as the case may be) to perform the determinations or calculations (as the case may be) and notify the Company and the Holder of the results no later than ten (10) Business Days from the time it receives such disputed determinations or calculations (as the case may be).  Such investment bank’s or accountant’s determination or calculation (as the case may be) shall be binding upon all parties absent demonstrable error.

14.                               REMEDIES, CHARACTERIZATION, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF.  The remedies provided in this Warrant shall be cumulative and in addition to all other remedies available under this Warrant, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the right of the Holder to pursue actual and consequential damages for any failure by the Company to comply with the terms of this Warrant.  The Company covenants to the Holder that there shall be no characterization concerning this instrument other than as expressly provided herein.  Amounts set forth or provided for herein with respect to payments, exercises and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof).  The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate.  The Company therefore agrees that, in the event of any such breach or threatened breach, the holder of this Warrant shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.  The Company shall provide all information and documentation to the Holder that is requested by the Holder to enable the Holder to confirm the Company’s compliance with the terms and conditions of this Warrant (including, without limitation, compliance with Section 2 hereof).  The issuance of shares and certificates for shares as contemplated hereby upon the exercise of this Warrant shall be made without charge to the Holder or such shares for any issuance tax or other costs in respect thereof, provided that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than the Holder or its agent on its behalf.

15.                               TRANSFER.  This Warrant may be offered for sale, sold, transferred or assigned without the consent of the Company; provided that if the Warrant is transferred in part, such transfer shall be for no less than the lesser of (i) Warrants to purchase at least 100,000 Warrant Shares (as adjusted for share splits, share dividends, recapitalizations and similar events) and (ii) the remaining number of unexercised Warrants.

16.                               CERTAIN DEFINITIONS.  For purposes of this Warrant, the following terms shall have the following meanings:

(a)                                 “Adjusted Net Number” means, with respect to any given exercise hereunder, 133 and one-third percent (133 1/3%) of the applicable Warrant Exercise Percentage of the difference of (i) the quotient of (A) the product of (x) the Initial Per Share Purchase Price and (y) the Initial Warrant Amount, divided by (B) the Market Price, less (ii) the Initial Warrant Amount.

(b)                                 “Adjustment Right” means any right granted with respect to any securities issued in connection with, or with respect to, any issuance or sale (or deemed issuance or sale in accordance with Section 2) of Common Shares (other than rights of the type described in Section 3 and 4 hereof) that could result in a decrease in the net consideration received by the Company in connection with, or with respect to, such securities (including, without limitation, any cash settlement rights, cash adjustment or other similar rights).

(c)                                  “Approved Stock Plan” means any employee benefit plan which has been approved by the board of directors of the Company prior to or subsequent to the date hereof pursuant to which Common Shares and standard options to purchase Common Shares may be issued to any employee, officer or director for services provided to the Company in their capacity as such. For avoidance of doubt, the Company’s Sixth Amended and Restated Key Employee Stock Option Plan approved by the shareholders at the Company’s annual general meeting held on June 13, 2013, as the same may be amended from time to time in accordance with its terms, is an “Approved Stock Plan”.

(d)                                 “Bid Price” means, for any security as of the particular time of determination, the bid price for such security on the Principal Market as reported by Bloomberg as of such time of determination, or, if the Principal Market is not the principal securities exchange or trading market for such security, the bid price of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg as of such time of determination, or if the foregoing does not apply, the bid price of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg as of such time of determination, or, if no bid price is reported for such security by Bloomberg as of such time of determination, the average of the bid prices of any market makers for such security as reported in the “pink sheets” by OTC Markets Group Inc. (formerly Pink Sheets LLC) as of such time of determination.  If the Bid Price cannot be calculated for a security as of the particular time of determination on any of the foregoing bases, the Bid Price of such security as of such time of determination shall be the fair market value as mutually determined by the Company and the Holder.  If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 13.  All such determinations shall be appropriately adjusted for any stock dividend, share split, share combination or other similar transaction during such period.

(e)                                  “Black Scholes Consideration Value” means the value of the applicable Option, Convertible Security or Adjustment Right (as the case may be) as of the date of issuance thereof calculated using (x) if on or prior to the eleven (11) month anniversary of the Cashless Exercise Beginning Date, the greater of the Black Scholes Option Pricing Model obtained from the “OV” function on Bloomberg, as a put option or a call option, or (y) if after the eleven (11) month anniversary of the Cashless Exercise Beginning Date, the Black Scholes Option Pricing Model obtained from the “OV” function on Bloomberg as a call option, in each case, utilizing (i) an underlying price per share equal to the Closing Sale Price of the Common Shares on the Trading Day immediately preceding the public announcement of the execution of definitive documents with respect to the issuance of such Option or Convertible Security (as the case may be), (ii) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of such Option, Convertible Security or Adjustment Right (as the case may be) as of the date of issuance of such Option, Convertible Security or Adjustment Right (as the case may be), (iii) a zero cost of borrow and (iv) a volatility factor equal to 75%.

(f)                                   “Black Scholes Value” means the value of the unexercised portion of this Warrant as of the Trading Day immediately prior to the time of consummation of the Fundamental Transaction, which value is calculated using (x) if on or prior to the eleven (11) month anniversary of the Cashless Exercise Beginning Date, the greater of the Black Scholes Option Pricing Model obtained from the “OV” function on Bloomberg, as a put option or a call option, or (y) if after the eleven (11) month anniversary of the Cashless Exercise Beginning Date, the Black Scholes Option Pricing Model obtained from the “OV” function on Bloomberg as a call option, in each case, utilizing (i) an underlying price per share equal to the greater of (1) the highest Closing Sale Price of the Common Shares during the period beginning on the Trading Day immediately preceding the announcement of the applicable Fundamental Transaction (or the consummation of the applicable Fundamental Transaction, if earlier) and ending on the Trading Day of the Holder’s request pursuant to Section 4(b), and (2) the sum of the price per share being offered in cash in the applicable Fundamental Transaction (if any) plus the value of the non-cash consideration being offered in the applicable Fundamental Transaction (if any), (ii) a strike price equal to the Exercise Price in effect on the date of the Holder’s request pursuant to Section 4(b), (iii) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the greater of (1) the remaining term of this Warrant as of the date of the Holder’s request pursuant to Section 4(b) and (2) the remaining term of this Warrant as of the date of consummation of the applicable Fundamental Transaction or as of the date of the Holder’s request pursuant to Section 4(b) if such request is prior to the date of the consummation of the applicable Fundamental Transaction, (iv) a zero cost of borrow and (v) a volatility factor equal to 75%.

(g)                                  “Bloomberg” means Bloomberg, L.P.

(h)                                 “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York, NY or Toronto, Ontario are authorized or required by law to remain closed.

(i)                                     “Closing Bid Price” and “Closing Sale Price” means, for any security as of any date, the last closing bid price and last closing trade price, respectively, for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing bid price or the closing trade price (as the case may be) then the last bid price or last trade price, respectively, of such security prior to 4:00:00 p.m., New York City time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last closing bid price or last trade price, respectively, of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price or last trade price, respectively, of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price or last trade price, respectively, is reported for such security by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in the “pink sheets” by OTC Markets Group Inc. (formerly Pink Sheets LLC).  If the Closing Bid Price or the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Bid Price or the Closing Sale Price (as the case may be) of such security on such date shall be the fair market value as mutually determined by the Company and the Holder.  If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 13.  All such determinations shall be appropriately adjusted for any stock dividend, share split, share combination or other similar transaction during such period.

(j)                                    “Common Shares” means (i) the Common Shares in the capital of the Company, and (ii) any shares in the capital of the Company into which such Common Shares shall have been changed or any share capital resulting from a reclassification of such Common Shares.

(k)                                 “Convertible Securities” means any stock or other security (other than Options) that is at any time and under any circumstances, directly or indirectly, convertible into, exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any Common Shares.

(l)                                     “Eligible Market” means The New York Stock Exchange, the NYSE MKT, the Nasdaq Global Market, the Nasdaq Capital Market or the Principal Market.

(m)                             “Equity Conditions” means: (i) on each day during the period beginning three months prior to the applicable date of determination and ending on and including the applicable date of determination (the “Equity Conditions Measuring Period”), the Common Shares are listed or designated for quotation (as applicable) on an Eligible Market and shall not have been suspended from trading on an Eligible Market (other than suspensions of not more than two (2) days and occurring prior to the applicable date of determination due to business announcements by the Company) nor shall delisting or suspension by an Eligible Market be pending in writing by such Eligible Market; (ii) on each day during the Equity Conditions Measuring Period, the Company shall have delivered all Common Shares issuable upon exercise of this Warrant on a timely basis pursuant to the applicable provisions hereof; (iii) any Common Shares to be issued in connection with the event requiring determination may be issued in full without violating the rules or regulations of the Eligible Market on which the Common Shares are then listed or designated for quotation (as applicable); (iv) on each day during the Equity Conditions Measuring Period, no public announcement of a pending, proposed or intended Fundamental Transaction shall have occurred which has not been abandoned, terminated or consummated; (v) the Holder shall not be in possession of any material, non-public information provided to any of them by the Company, any of its affiliates or any of their respective officers, employees, directors, representatives, agents or the like; (vi) on each day during the Equity Conditions Measuring Period, the Company shall not be in breach of any term or condition of this Warrant and (viii) on each day during the Equity Conditions Measuring Period, there shall not be any Volume Failure.

(n)                                 “Equity Conditions Failure” means, with respect to a particular date of determination, that on any day during the period commencing twenty (20) Trading Days immediately prior to such date of determination, the Equity Conditions have not been satisfied (or waived in writing by the Holder).

(o)                                 “Exchange Rate” means, in relation to any amount of currency to be converted into US dollars pursuant to this Warrant, the US dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation (it being understood and agreed that where an amount is calculated with reference to, or over, a period of time, the date of calculation shall be the final date of such period of time).

(p)                                 “Excluded Securities” means (i) Common Shares or standard options to purchase Common Shares issued to directors, officers or employees of the Company in their capacity as such pursuant to an Approved Stock Plan (as defined above), provided that the exercise price of any such options is not lowered, none of such options are amended to increase the number of shares issuable thereunder and none of the terms or conditions of any such options are otherwise materially changed in any manner that adversely affects any of the holders of Warrants; (ii)

Common Shares issued upon the conversion or exercise of Convertible Securities or Options (other than standard options to purchase Common Shares issued pursuant to an Approved Stock Plan that are covered by clause (i) above but, including Options issued to consultants of the Company pursuant to an Approved Stock Plan prior to the date hereof) issued prior to the date hereof; provided that the conversion or exercise price of any such Convertible Securities or Options is not lowered through the amendment or waiver of such Convertible Security or Option, none of such Convertible Securities or Options are amended to increase the number of shares issuable thereunder and none of the terms or conditions of any such Convertible Securities or Options are otherwise materially changed in any manner that adversely affects any of the holders of Warrants; (iii) the Common Shares issuable upon exercise of the Warrants; (iv) the purchaser or acquirer of the securities in such issuance solely consists of either (x) the actual participants in such strategic alliance or strategic partnership, (y) the actual owners of such assets or securities acquired in such acquisition or merger or (z) the stockholders, partners or members of the foregoing Persons and (C) number or amount of securities issued to such Person by the Company shall not be disproportionate (as determined in good faith by the Board of Directors of the Company) to either (x) the fair market value of such Person’s actual contribution to such strategic alliance or strategic partnership or (y) the proportional ownership of such assets or securities to be acquired by the Company, as applicable; and (v) any issuances or sales, or in accordance with Section 2, deemed issuances or sales, of any Common Shares which are subject to the terms and provisions of Section 2(b) only to the extent that (x) each such issuance or sale, or deemed issuance or sale (together with any related issuances, sales and deemed issuances and sales) is for an aggregate number of not more than 20,000 Common Shares (as adjusted for share splits, share dividends, recapitalizations and similar events), and (y) all such issuances and sales and deemed issuances and sales referenced in clause (x) above during any 365 day period are for an aggregate number of not more than 100,000 Common Shares (as adjusted for share splits, share dividends, recapitalizations and similar events).

(q)                                 “Expiration Date” means the date that is [           ](1), 2018, or, if such date falls on a day other than a Business Day or on which trading does not take place on the Principal Market (a “Holiday”), the next date that is not a Holiday.

(r)                                    “Fundamental Transaction” means that (i) the Company or any of its Subsidiaries shall, directly or indirectly, in one or more related transactions, (1) consolidate, amalgamate or merge with or into any other Person (whether or not the Company or any of its Subsidiaries is the surviving corporation, provided however that the winding-up, consolidation, amalgamation or merger of a wholly-owned Subsidiary of the Company into the Company, in which the Company is the continuing or surviving entity, shall not qualify as a Fundamental Transaction), or (2) sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Subsidiaries, considered on a consolidated basis, to any other Person (other than a transfer of assets among the Company and its wholly-owned Subsidiaries), or (3) allow any other Person to make a purchase, tender or

(1)  Fifth anniversary date of the initial Issuance Date to be inserted exchange offer that is accepted by the holders of more than 50% of the outstanding shares of Voting Stock of the Company (not including any shares of Voting Stock of the Company held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or (4) consummate a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or plan of arrangement) with any other Person whereby such other Person acquires more than 50% of the outstanding shares of Voting Stock of the Company (not including any shares of Voting Stock of the Company held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination), or (5) reorganize, recapitalize or reclassify the Common Shares, (for the avoidance of doubt, this subsection (5) shall not include any forward splits or dividends on the Common Shares), or (ii) any “person” or “group” (as these terms are used for purposes of Sections 13(d) and 14(d) of the 1934 Act and the rules and regulations promulgated thereunder) is or shall become the “beneficial owner” (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, of 50% of the aggregate ordinary voting power represented by issued and outstanding Voting Stock of the Company.

(s)                                   “Initial Per Share Purchase Price” means $[          ] (as adjusted for share splits, share dividends, recapitalizations and similar events).

(t)                                    “Initial Warrant Amount” means such number of Common Shares initially issuable upon exercise of this Warrant on the initial Issuance Date (without regard to any Cashless Exercise and without regard to any restrictions or limitation on exercise contained herein, including pursuant to Section 1(f)).

(u)                                 “Market Price” means, as of any Exercise Date, the lower of (i) 85% of the VWAP of the Common Shares on the Trading Day immediately prior to such Exercise Date, (ii) the price which shall be computed as 85% of the quotient of (I) the sum of the VWAPs of the Common Shares of each Trading Day during the ten (10) consecutive Trading Day period ending and including the Trading Day immediately prior to such Exercise Date, divided by (II) ten (10) and (iii) the lowest Bid Price of the Common Shares at any time during the Trading Day on such Exercise Date.

(v)                                 “Options” means any rights, warrants or options to subscribe for or purchase Common Shares or Convertible Securities.

(w)                               “Parent Entity” of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common stock or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

(x)                                 “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or a government or any department or agency thereof.

(y)                                 “Principal Market” means The NASDAQ Global Select Market.

(z)                                  “Required Holders” means the holders of Warrants representing at least a majority of Common Shares underlying the Warrants then outstanding.

(aa)                          “Subsidiary” means any Person in which the Company, directly or indirectly, (i) owns any of the outstanding capital stock or holds any equity or similar interest of such Person or (ii) controls or operates all or any part of the business, operations or administration of such Person, and all of the foregoing.

(bb)                          “Successor Entity” means the Person (or, if so elected by the Holder, the Parent Entity) formed by, resulting from or surviving any Fundamental Transaction or the Person (or, if so elected by the Holder, the Parent Entity) with which such Fundamental Transaction shall have been entered into.

(cc)                            “Trading Day” means any day on which the Common Shares are traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Common Shares, then on the principal securities exchange or securities market on which the Common Shares are then traded, provided that “Trading Day” shall not include any day on which the Common Shares are scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Shares are suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York time) unless such day is otherwise designated as a Trading Day in writing by the Holder.

(dd)                          “TSX” means the Toronto Stock Exchange.

(ee)                            “Volume Failure” means, with respect to a particular date of determination, the quotient of (x) the sum of the aggregate daily dollar trading volume (as reported on Bloomberg) of the Common Shares on each Trading Day over the fifteen (15) consecutive Trading Day period ending on the Trading Day immediately preceding such date of determination (such period, the “Volume Failure Measuring Period”), divided by (y) fifteen (15) is not less than $150,000 (as adjusted for any share splits, share dividends, share combinations, recapitalizations or other similar transactions).  All such determinations to be appropriately adjusted for any share splits, share dividends, share combinations, recapitalizations or other similar transactions during such Volume Failure Measuring Period.

(ff)                              “Voting Stock” of a Person means capital stock of such Person of the class or classes pursuant to which the holders thereof have the general voting power to elect, or the general power to appoint, at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time capital stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

(gg)                            “VWAP” means, for any security as of any date, the dollar volume-weighted average price for such security on the Principal Market (or, if the Principal Market is not the principal trading market for such security, then on the principal securities exchange or securities market on which such security is then traded) during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “Volume at Price” function or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the “pink sheets” by OTC Markets Group Inc. (formerly Pink Sheets LLC).  If VWAP cannot be calculated for such security on such date on any of the foregoing bases, the VWAP of such security on such date shall be the fair market value as mutually determined by the Company and the Holder.  If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 13.  All such determinations shall be appropriately adjusted for any stock dividend, share split, share combination or other similar transaction during such period.

(hh)                          “Warrant Exercise Percentage” means, with respect to any exercise of this Warrant, the quotient of (x) the number of Common Shares issuable in such exercise (without regard to any Cashless Exercise and without regard to any restrictions or limitation on exercise contained herein, including pursuant to Section 1(f)) and (y) Initial Warrant Amount.

17.                               MANDATORY EXERCISE.

(a)                                 General.  If at any time after September [    ], 2015 (the “Mandatory Exercise Start Date”), (i) the daily VWAP of the Common Shares is equal to or greater than $8.00 (as adjusted for any stock dividend, share split, share combination or other similar transaction occurring after the date of the initial Issuance Date) (the “Trigger Price”) for a period of forty-five (45) consecutive Trading Days (the forty-five (45) consecutive Trading Days on which the condition in this clause (i) is satisfied are referred to herein as the “Mandatory Exercise Measuring Period”), and (ii) no Equity Conditions Failure shall have occurred, then the Company shall have the right to require the Holder to exercise all, but not less than all, of this Warrant for all of the then-remaining Warrant Shares in a Cashless Exercise in accordance with Section 1 hereof (a “Mandatory Exercise”).  For the avoidance of doubt, the provisions of Section 1(f) shall not apply in the event of a Mandatory Exercise in accordance with and pursuant to the terms and conditions of this Section 17. For avoidance of doubt, the Mandatory Exercise need not take place during the first period of forty-five (45) consecutive Trading Days on which the conditions referred to above are satisfied, but may take place at any time commencing on the Mandatory Start Date and ending on the Expiration Date, but only while all such conditions are satisfied.

(b)                                 Mechanics.  The Company may exercise its right to require exercise under this Section 17 on one occasion by delivering (provided that all of the conditions set forth in clauses (i) and (ii) above are then satisfied), on the first (1st) Trading Day immediately following the end of the Mandatory Exercise Measuring Period, a written notice thereof by facsimile and overnight courier to the Holder (the “Mandatory Exercise Notice” and the date the Holder receives such notice by facsimile is referred to as the “Mandatory Exercise Notice Date”). The Mandatory Exercise Notice shall be irrevocable. The Mandatory Exercise Notice shall (1) state the Trading Day selected for the Mandatory Exercise in accordance with this Section 17, which Trading Day shall be at least ten (10) Trading Days but not more than forty-five (45) Trading Days following the Mandatory Exercise Notice Date (the “Mandatory Exercise Date”), (2) state the number of Common Shares to be issued to the Holder on the Mandatory Exercise Date (subject to any adjustments thereto pursuant to Section 2 that may occur prior to the Mandatory Exercise Date), (3) contain a certification from the Chief Executive Officer of the Company that there is then no

Equity Conditions Failure and (4) contain a certification from the Chief Executive Officer of the Company that the Company has simultaneously taken the same action with respect to all of the Warrants.  Any portion of this Warrant exercised by the Holder after the Mandatory Exercise Notice Date shall reduce the number of Warrant Shares for which this Warrant is required to be exercised on the Mandatory Exercise Date.  If the Company has elected a Mandatory Exercise, the mechanics of exercise set forth in Section 1 shall apply, to the extent applicable, as if the Company had received from the Holder on the Mandatory Exercise Date an Exercise Notice with respect to all of the then-remaining Warrant Shares. Notwithstanding anything contained in this Section 17 to the contrary, if (I) any daily VWAP of the Common Shares is less than the Trigger Price on any day during the period commencing on the Mandatory Exercise Notice Date and ending on the Trading Day immediately preceding the Mandatory Exercise Date; or (II) an Equity Conditions Failure occurs on any day during the period commencing on the Mandatory Exercise Notice Date and ending on the Mandatory Exercise Date which has not been waived in writing by the Holder, then, in either case, the Mandatory Exercise Notice delivered to the Holder shall be null and void ab initio and the Mandatory Exercise shall not occur.  If the Company elects to cause a Mandatory Exercise of this Warrant pursuant to this Section 17, then it must simultaneously take the same action with respect to all of the other Warrants.

18.                               CURRENCY; TAXES; JUDGMENT CURRENCY.

(a)                                 All amounts set forth in this Warrant that refer to dollars or $ shall refer to US dollars.  All amounts denominated in other currencies shall be converted in the US dollar equivalent amount in accordance with the Exchange Rate on the date of calculation.

(b)                                 Any and all payments by the Company hereunder, including (i) any amounts received on an exercise or redemption of this Warrant, (ii) any amounts on account of interest or deemed interest, and (iii) the issuance of Common Shares pursuant to the terms of this Warrant, shall be made free and clear of and without deduction for any and all present or future taxes, levies, imposts, deductions, charges or withholdings, and all liabilities with respect thereto, imposed under any law, rule, code or regulation of Canada or any other non-U.S. governmental authority, including, without limitation, any federal, state, local, provincial or other similar non-U.S. governmental authority that the Company is required to withhold or deduct from any payments by the Company hereunder (collectively referred to as “International Taxes”), including on delivery by the Corporation of the Common Shares acquired pursuant to the Warrants.  If the Company shall be required to deduct any International Taxes from or in respect of any sum payable hereunder to the Holder, (i) the sum payable shall be increased by the amount by which the sum payable would otherwise have to be increased (the “tax make-whole amount”) to ensure that after making all required deductions (including deductions applicable to the tax make-whole amount) the Holder would receive an amount equal to the sum it would have received had no such deductions been made, (ii) the Company shall make such deductions and (iii) the Company shall pay the full amount withheld or deducted to the applicable governmental authority within the time required.

(c)                                  In addition, the Company agrees to pay to the relevant governmental authority in accordance with applicable law any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or in connection with the execution, delivery, registration or performance of, or otherwise with respect to, this Warrant (“Other Taxes”).  The Company shall deliver to the Holder official receipts, if any, in respect of any International Taxes and Other Taxes payable hereunder promptly after payment of such International Taxes, Other Taxes or other evidence of payment reasonably acceptable to the Holder.

(d)                                 The Company shall indemnify and save harmless each Holder, on a full indemnity after-tax basis, for any International Taxes or Other Taxes that such Holder may be obliged to pay as a result of the acquisition, ownership or disposition of the Warrants or the Common Shares acquired pursuant to the Warrants. For greater certainty, the Company shall not be liable for a Holder’s taxes based on or measured by net income (however denominated) and including capital gains arising as a result of a disposition of Warrants, the acquisition of Common Shares pursuant to the Warrant, or the disposition of Common Shares acquired pursuant the Warrant by the Holder, nor shall the Company be liable for a Holder’s taxes payable to the government of the jurisdiction in which the Holder resides.

(e)                                  The obligations of the Company under this Section 18 shall survive the termination of this Warrant and the exercise or redemption of this Warrant and all other amounts payable hereunder.

(f)                                   If for the purpose of obtaining or enforcing judgment against the Company in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 18 referred to as the “Judgment Currency”) an amount due in US dollars under this Warrant, the conversion shall be made at the Exchange Rate prevailing on the business day immediately preceding:

(i)             the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

(ii)          the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 18(f) being hereinafter referred to as the “Judgment Conversion Date”).

(g)                                  If in the case of any proceeding in the court of any jurisdiction referred to in Section 18(f) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

(h)                                 Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Warrant.

[signature page follows]

IN WITNESS WHEREOF, the Company has caused this Warrant to Purchase Common Shares to be duly executed as of the Issuance Date set out above.

DRAGONWAVE INC.

By:
Name:
Title:

EXHIBIT A

EXERCISE NOTICE

TO BE EXECUTED BY THE REGISTERED HOLDER TO EXERCISE THIS
WARRANT TO PURCHASE COMMON SHARES

DRAGONWAVE INC.

The undersigned holder hereby exercises the right to purchase                                    of the Common Shares (“Warrant Shares”) of DRAGONWAVE INC., a corporation incorporated under the laws of Canada (the “Company”), evidenced by Warrant to Purchase Common Shares No.                (the “Warrant”).  Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Warrant.

1.                                      Form of Exercise Price.  The Holder intends that payment of the Exercise Price shall be made as:

☐  a “Cash Exercise” with respect to                                    Warrant Shares; and/or

☐  a “Cashless Exercise” with respect to                                Warrant Shares, resulting in a delivery obligation by the Company to the Holder of                      Common Shares representing the applicable Net Number and, if applicable, Adjusted Net Number, subject to adjustment.

2.                                      Cashless Exercise Adjustment.  Check if applicable:  ☐

The Holder hereby notifies the Company that the Holder has previously delivered the Exercise Notice(s) attached hereto as Schedule I for Cashless Exercise.

As the applicable Net Number and/or Adjusted Net Number has changed since the time of delivery of such Exercise Notice(s):

Check if applicable:

☐  The Company’s delivery obligation to the Holder with respect to such Exercise Notice(s), in the aggregate, should be adjusted to                      Common Shares.

☐  Due to the application of Section 1(f) of the Warrant, the number of Warrant Shares of this Warrant to be exercised, with respect to such Exercise Notice(s), in the aggregate, was automatically reduced to                 , Warrant Shares, resulting in a delivery obligation by the Company to the Holder of                      Common Shares representing the applicable Net Number and, if applicable, Adjusted Net Number,.

3.                                      Payment of Exercise Price.  In the event that the Holder has elected a Cash Exercise with respect to some or all of the Warrant Shares to be issued pursuant hereto, the Holder shall pay the Aggregate Exercise Price in the sum of $                                       to the Company in accordance with the terms of the Warrant.

4.                                      Delivery of Warrant Shares.  The Company shall deliver to Holder, or its designee or agent as specified below,                      Warrant Shares in accordance with the terms of the Warrant.  Delivery shall be made to Holder, or for its benefit, to the following address:

Attached please find a copy of a Bloomberg screen shot showing any Bid Price applicable to this exercise.

Date: ,

Name of Registered Holder

By:
Name:
Title:

EXHIBIT B

ACKNOWLEDGMENT

The Company hereby acknowledges this Exercise Notice and hereby directs                              to issue the above indicated number of Common Shares in accordance with the Transfer Agent Instructions dated                   , 20    , from the Company and acknowledged and agreed to by                               .

DRAGONWAVE INC.

By:
Name:
Title: